Compensation Recovery Policy

1.	Purpose.

The purpose of this Policy is to describe the circumstances in which the Company will be required to repay Erroneously Awarded Compensations and the corresponding procedure to do so pursuant to the Recovery Stipulations.

2.	Administration.

Except as specifically set forth herein, the Clawback Committee shall administer this Policy. Subject to any limitation under the Recovery Stipulations, the Clawback Committee may to take all actions necessary or appropriate to conduct the purpose and intent of this Policy. Any determinations made by the Clawback Committee shall be final and binding on all affected individuals and need not be uniform with respect to each Executive Officer covered by this Policy.

3.	Definitions.

For purposes of this Policy, the following capitalized terms which are not given names shall have the meanings set forth below:

(a)             “Accounting Restatement” shall mean an accounting restatement: (i) due to the material noncompliance of the Company with any financial reporting requirement under applicable laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R” restatement); or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” restatement).

(b)             “Board” shall mean the Board of Directors of Pampa.

(c)             “Clawback Committee” shall mean the committee responsible for the administration/implementation of this policy and shall be designated to carry out and Accounting Restatement to determine if there exists any Erroneously Awarded Compensation to any Executive Officer. The Clawback Committee shall be formed by the Executive Director of Legal Affairs, the Executive Director of Administration, the Director of Information Technology and Supply and the Director of Human Resources. In the event the Clawback Committee is required to assess the repayment of an Eligible Incentive Compensation to one of its members, such member must be incapacitated to assess its own compensation. And the remaining members of the Clawback Committee must designate an alternate member among the direct reports of the incapacitated member to take part in that assessment. If not possible, the Board of Directors shall designate such alternate member.

(d)             “Clawback Eligible Incentive Compensation” shall mean, with respect to each individual who served as an Executive Officer at any time during the applicable performance period for any Incentive-Based Compensation (whether or not such individual is serving as an Executive Officer at the time the Erroneously Awarded Compensation is required to be repaid to the Company), all Incentive-Based Compensation Received by such individual: (i) on or after the Effective Date; (ii) after beginning service as an Executive Officer; (iii) while the Company has a class of securities listed on the Listing Exchange; and (iv) during the applicable Clawback Period.

(e)             “Clawback Period” shall mean, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years.

(f)              “Clawback Rules” shall mean Section 10D of the Exchange Act and any applicable rules or standards adopted by the SEC thereunder (including Rule 10D-1 under the Exchange Act) or the Listing Exchange pursuant to Rule 10D-1 under the Exchange Act (including Section 303A.14 of the New York Stock Exchange Listed Company Manual), as well as any other applicable rules that may from time to time replace, amend or complement them.

(g)             “Effective Date” shall mean October 2, 2023.

(h)             “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the ruled and regulations promulgated thereunder.

(i)              “Executive Officer” shall mean any individual who is or was an executive officer of the Company as determined by the Clawback Committee in accordance with the definition of “executive officer” as set forth in the Clawback Rules such as: the president, vice presidents, CEO, CFO and other executive vice presidents of the Company; as well as any other individual who may from time to time be deemed as an “Executive Officer” within the meaning of the Clawback Rules.

(j)              “Erroneously Awarded Compensation” shall mean, with respect to the Clawback/Restatement of any Incentive-Based Compensation the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Clawback Eligible Incentive Compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid.

(k)             “Financial Reporting Measures” shall mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return shall for purposes of this Policy be considered Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the SEC.

(l)              “Impracticable” shall mean, in accordance with the good faith determination of the Clawback Committee, or if the Clawback Committee does not consist of independent directors, a majority of the independent directors serving on the Board, that either: (i) the direct expenses paid to a third party to assist in enforcing the Policy against an Executive Officer would exceed the amount to be recovered, after the Company has made a reasonable attempt to recover the applicable Erroneously Awarded Compensation, documented such reasonable attempt(s) and provided such documentation to the Listing Exchange; (ii) the recovery would violate the Argentina Republic law, provided that the Company has obtained a legal opinion by an independent legal counsel, acceptable to the Listing Exchange, or (iii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or of 26 U.S.C. 411(a) y regulations thereunder.

(m)           “Incentive-Based Compensation” shall mean any compensation granted, earned, or vested wholly or in part upon the attainment of a Financial Reporting Measure.

(n)             “Listing Exchange” shall mean the New York Stock Exchange, the Bolsa de Valores de Buenos Aires and/or such other securities association on which the Company’s securities are listed.

(o)             “Method of Recovery” shall include, but is not limited to: (i) requiring reimbursement of Erroneously Awarded Compensation; (ii) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards; (iii) offsetting the Erroneously Awarded Compensation from any compensation otherwise owed by the Company to the Executive Officer; and/or (iv) taking any other remedial and recovery action permitted by Argentine applicable law, as determined by the Clawback Committee.

(p)             “Pampa” and/or “Company” shall mean Pampa Energía S.A. and, if applicable, together with any or each of its subsidiaries as determined by the Clawback Committee.

(q)             “Policy” shall mean this Policy for the Recovery of Erroneously Awarded Compensation.

(r)              “Received” shall mean all Incentive-Based Compensation assigned to an Executive Officer during the fiscal period during which the Financial Reporting Measure specified in such compensation is attained, even if such payment occurs after the end of a posterior fiscal period.

(s)             “Restatement Date” shall mean the earlier to occur of: (i) the date the Board concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

(t)              “SEC” shall mean the U.S Securities and Exchange Commission.

4.	Repayment of Erroneously Awarded Compensation.

(a)             In the event that the Company is required to prepare and Accounting Restatement, the Clawback Committee shall be constituted and reasonably promptly determine (in accordance with the applicable Clawback Rules) the amount of any Erroneously Awarded Compensation for each Executive Officer in connection with such Accounting Restatement and shall thereafter provide each Executive Officer with written notice containing the amount of the Erroneously Awarded Compensation and a demand for repayment or return, as applicable. For Clawback Incentive Compensation based on stock price or total shareholder return where the amount of the Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, the Clawback Committee shall determine if said Accounting restatement had or would have had any effect on the stock price and, in which case, it shall determine a reasonable estimate of such effect in order to determine the existence and amount of the Erroneously Awarded Compensation to an Executive Officer. To that end, the Company shall maintain documentation of such determination of that reasonable estimate and provide such documentation to the Listing Exchange. The Clawback Committee is authorized to engage any third-party advisors it deems advisable to perform any calculations contemplated by this Policy.

(b)             In the event that any repayment of Erroneously Awarded Compensation is owed to the Company, the Clawback Committee shall recover reasonably promptly the Erroneously Awarded Compensation amounts through any Method of Recovery it deems reasonable and appropriate in its discretion based on all applicable facts and circumstances, taking into account the time value of money and the cost to shareholders of delaying recovery. Except to the extent permitted pursuant to the Clawback Rules and this Policy, in no event may the Company accept an amount that is less than the amount of the Erroneously Awarded Compensation; unless the Clawback Committee determines, at its own discretion, that the recovery is impracticable. In implementing the actions contemplated in this Section 4(b), the Clawback Committee will act in accordance with the listing standards and requirements of the Listing Exchange and with the applicable Clawback Rules.

5.	Indemnification Prohibition.

The Company shall not: (i) indemnify any Executive Officer against the los of any Erroneously Awarded Compensation that is repaid pursuant to the terms of this Policy and/or the Clawback Rukes, including any payment or reimbursement for the cost of third-party insurance purchased by any Executive Officer to cover any such loss; or (ii) enter into any agreement that exempts any Incentive-Based Compensation from the application of this Policy or that waives the Company´s right to recovery of any Erroneously Awarded Compensation. Any such purported indemnification, agreement or waiver made in violation of this section (whether entered before, during or after the Effective Date) shall be null and void and, therefore, not applicable against the Company.

6.	Interpretation.

The Clawback Committee shall interpret this Policy, its applicability and scope in a manner that is consistent with the requirements of the Clawback Rules and any other applicable law or regulation; and shall make all determinations necessary, appropriate, or advisable for the administration of this Policy pursuant to the terms of the Clawback Rules. In the event any provision of this Policy is determined to be unenforceable or invalid under applicable law, such provision shall be applied to the maximum extent permitted by applicable law and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required by applicable law.

7.	Effective Date.

This Policy shall be effective as of the Effective Date.

8.	Amendment; Termination.

The Clawback Committee may modify or amend this Policy, in whole or in part, from time to time in its discretion and shall amend any or all of the provisions of this Policy as it deems necessary, including as and when it determines that it is legally required by the Clawback Rules, or any federal securities law of the United States of America, SEC rule or Listing Exchange rule. This Policy shall remain in effect only so long as the Clawback Rules apply to the Company and shall be automatically null and void if it such applicability ends. Furthermore, this Policy shall automatically be deemed amended in a manner necessary to comply with any change in the Clawback Rules.

9.	Other Recoupment Rights; No Additional Payments.

Executive Officers shall be contractually bound by the provisions of this Policy only and only if they receive any Incentive-Based Compensation from the Company pursuant to the terms and conditions of this Policy. Executive Officers who cease employment or service with the Company shall continue to be bound by the terms of the Policy during one Clawback Period with respect to an Incentive-Based Compensation received. In addition, any other rights of recoupment under this Policy are supplemental and do not supersede any other recoup od right of recoupment that may be available for the Company under applicable law, regulation or rule or pursuant to the terms of any similar policy in any employment agreement, cash-based bonus plan, equity award agreement or similar agreement and any other legal remedies available to the Company. To the extent that an Executive Officer has already reimbursed the Company for any Erroneously Awarded Compensation Received under any other recovery obligation established by the Company or applicable law, the Clawback Committee shall, at its own discretion, consider it to be appropriate for any such reimbursed amount to be credited to the amount of Erroneously Awarded Compensation that is subject to recovery under this Policy and shall preclude the Company from requesting an additional recovery. The Company shall be entitled to implement any additional clawback or recoupment policies in order to enforce this Policy. Application of this Policy does not preclude the Company from taking any other action to enforce any Executive Officer’s obligations to the Company, including termination of employment or institution of civil or criminal proceedings or any other remedies that may be available to the Company with respect to any Executive Officer.

10.	Successors.

This Policy shall be binding and enforceable against all Executive Officers and their beneficiaries, estates, heirs, executors, administrators, or other legal representatives to the extent required by the Clawback Rules or as otherwise determined by the Clawback Committee.